NATIONAL RETAIL FUND II

4020 S. 147th Street

Omaha, NE 68137

February 27, 2009

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington D.C. 20549-0404

Re:

National Retail Fund II

EDGAR Form RW WD

Cancellation of Request for Withdrawal

Ladies and Gentlemen:

National Retail Fund II (the “Trust”) has determined that the request for withdrawal filed on EDGAR Form RW pursuant to Rule 477 on its behalf on February 27, 2009 (accession number 000910472-09-000117) (the “Withdrawal”) was made in error.  Therefore, it is in the best interest of the Trust and the public that the Withdrawal be withdrawn.  Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Withdrawal be withdrawn.

Please direct any questions concerning this matter to Emile Molineaux at 631-470-2616.

Very Truly Yours,

NATIONAL RETAIL FUND II

/s/ Emile Molineaux

___________________________

By:     Emile R. Molineaux

Title:  Secretary